SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             BAXTER CAPITAL COMPANY
                                  COMMON STOCK

                                   071801 10 4
                                 (CUSIP NUMBER)


                             4400 ROUTE 9, 2ND FLO0R
                               FREEHOLD, NJ 07728
                                 (732) 409-1212

                                 MARCH 12, 2003
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)











If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

         CARL JOHAN ALGOT ROBB

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: Sweden

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 9,055,000

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 9,055,000

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 9,055,000

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 64.61%

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Baxter Capital Company, Inc.
Common Stock, $.001 par value
38 Chelsea Square
London, United Kingdom SW3 6LH

ITEM 2. IDENTITY AND BACKGROUND.

(a)      Name:    Carl Johan Algot Robb

(b)      Address: 38 Chelsea Square
                  London, United Kingdom SW3 6LH

(c)      Director, President, CEO, CFO and Secretary

(d)      None.

(e)      None.

(f)      Citizenship. Sweden


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Carl Johan Algot Robb, acquired the shares of Issuer in March 2003 pursuant to an agreement with the Company.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was pursuant to a Stock Purchase Agreement and Share Exchange with the Company.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Carl Johan Algot Robb received 9,055,000 of the issued and outstanding common shares of the Issuer in March 2003 pursuant to a Stock Purchase Agreement and Share Exchange with the Company. Currently, such amount represents 64.61% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 19, 2003                            Signature:  /s/ Carl Robb
                                                         ----------------------
                                                         Carl Johan Algot Robb